Exhibit 99.1

Leju Reports Second Quarter 2015 Results

BEIJING, August 25, 2015 — Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading online-to-offline (“O2O”) real estate services provider in China, today announced its unaudited financial results for the fiscal quarter ended June 30, 2015.

Second Quarter 2015 Financial Highlights

•                      Total revenues increased by 34% year-on-year to $157.8 million

•                      Revenues from e-commerce services increased by 72% year-on-year to $117.4 million

•                      Revenues from listing services increased by 23% year-on-year to $5.2 million

•                      Non-GAAP(1) income from operations decreased by 13% year-on-year to $21.0 million

•                      Non-GAAP net income attributable to Leju shareholders decreased by 16% year-on-year to $17.1 million, or $0.12 per diluted ADS

First Half 2015 Financial Highlights

•                      Total revenues increased by 28% year-on-year to $251.2 million

•                      Revenues from e-commerce services increased by 56% year-on-year to $184.4 million

•                      Revenues from listing services increased by 7% year-on-year to $9.0 million

•                      Non-GAAP income from operations decreased by 36% year-on-year to $20.7 million.

•                      Non-GAAP net income attributable to Leju shareholders decreased by 36% year-on-year to $18.1 million, or $0.13 per diluted ADS.

“We are pleased with the Company’s revenue growth this quarter,” said Mr. Geoffrey He, Leju’s chief executive officer. “Real estate market activity in major Chinese cities gradually recovered in the second quarter, which benefited all of Leju’s businesses lines. We focused on increasing our market share in the e-commerce business and developing new products and services that aim to improve the connectivity between online and offline home purchasing activities. We resumed growth in our secondary verified listing business as a result of increased subscribing agents and steady pricing levels. In addition, our home furnishing contractor platform launched this year continued to gain momentum in attracting new contractors and has recently set up our closed loop transaction platform. We believe our clear strategies across the three business lines will help the Company achieve immediate and long-term success as a leading O2O services platform.”

Second Quarter 2015 Results

Total revenues were $157.8 million, an increase of 34% from $117.4 million for the same quarter of 2014, mainly driven by growth of revenues from e-commerce services.

Revenues from e-commerce services were $117.4 million, an increase of 72% from $68.3 million for the same quarter of 2014, primarily due to increases in both the number of discount coupons redeemed and in the average price per discount coupon redeemed.

Revenues from online advertising services were $35.2 million, a decrease of 21% from $44.8 million for the same quarter of 2014, primarily due to a decrease in property developers’ online advertising demand.

(1)  Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

Revenues from listing services were $5.2 million, an increase of 23% from $4.2 million for the same quarter of 2014, primarily due to growth in secondary home sales.

Cost of revenues was $15.7 million, an increase of 34% from $11.7 million for the same quarter of 2014, primarily due to increased staff cost of editorial department and increased amortization of intangible assets consisting of exclusive rights.

Selling, general and administrative expenses were $127.5 million, an increase of 44% from $88.5 million for the same quarter of 2014, primarily due to increased marketing expenses related to the growth of the Company’s e-commerce business.

Income from operations was $15.0 million in the second quarter of 2015, a decrease of 19% from $18.5 million for the same quarter of 2014. Non-GAAP income from operations was $21.0 million, a decrease of 13% from $24.1 million for the same quarter of 2014.

Net income was $11.6 million, a decrease of 26% from $15.6 million for the same quarter of 2014. Non-GAAP net income was $16.9 million, a decrease of 19% from $20.8 million for the same quarter of 2014.

Net income attributable to Leju shareholders was $11.8 million, or $0.09 per diluted ADS, a decrease of 23% from $15.4 million, or $0.12 per diluted ADS, for the same quarter of 2014. Non-GAAP net income attributable to Leju shareholders was $17.1 million, or $0.12 per diluted ADS, a decrease of 16% from $20.5 million, or $0.15 per diluted ADS, for the same quarter of 2014.

First Half 2015 Results

Total revenues were $251.2 million, an increase of 28% from $195.9 million for the same period of 2014, mainly driven by growth of revenues from e-commerce services.

Revenues from e-commerce services were $184.4 million, an increase of 56% from $118.0 million for the same period of 2014, primarily due to an increase in the average price per discount coupon redeemed.

Revenues from online advertising services were $57.8 million, a decrease of 17% from $69.4 million for the same period of 2014, primarily due to a decrease in property developers’ online advertising demand.

Revenues from listing services were $9.0 million, an increase of 7% from $8.5 million for the same period of 2014, primarily due to the growth in secondary home sales in the second quarter of 2015.

Cost of revenues was $30.5 million, an increase of 28% from $23.9 million for the same period of 2014, primarily due to increased staff cost of editorial department as a result of increased headcount and amortization of intangible assets consisting of exclusive rights.

Selling, general and administrative expenses were $213.7 million, an increase of 40% from $153.0 million for the same period of 2014, primarily due to increased marketing expenses related to the growth of the Company’s e-commerce business.

Income from operations was $7.5 million in the first half of 2015, a decrease of 63% from $20.5 million for the same period of 2014. Non-GAAP income from operations was $20.7 million, a decrease of 36% from $32.5 million for the same period of 2014.

Net income was $6.2 million, a decrease of 65% from $17.4 million for the same period of 2014. Non-GAAP net income was $17.8 million, a decrease of 37% from $28.0 million for the same period of 2014.

Net income attributable to Leju shareholders was $6.5 million, or $0.05 per diluted ADS, a decrease of 63% from $17.6 million, or $0.14 per diluted ADS, for the same period of 2014. Non-GAAP net income attributable to Leju shareholders was $18.1 million, or $0.13 per diluted ADS, a decrease of 36% from $28.1 million, or $0.22 per diluted ADS, for the same period of 2014.

Cash Flow

As of June 30, 2015, the Company’s cash and cash equivalents balance was $263.3 million.

Second quarter 2015 net cash provided by operating activities was $9.3 million, mainly attributable to non-GAAP net income of $16.9 million, an increase in other tax payable and income tax payable of $6.2 million, and an increase in accrued payroll and welfare of $4.4 million, partially offset by an increase in accounts receivable of $9.5 million and a decrease in amount due to related parties of $7.2 million. Net cash used in investing activities was $4.6 million, mainly comprised of a payment of $4.1 million for exclusive rights. Net cash used in financing activities was $29.4 million, mainly comprised of a dividend payment of $26.9 million and a payment of $2.9 million for acquisition of non-controlling interests, which was made in 2014.

Business Outlook

The Company maintains its fiscal year 2015 total revenue guidance of approximately $600 million to $620 million, which would represent an increase of approximately 21% to 25% from $496.0 million in 2014. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Leju’s management will host an earnings conference call on August 25, 2015 at 7 a.m. U.S. Eastern Time (7 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-855-298-3404
Hong Kong:	+852-5808-3202
Mainland China:	+400-120-0539

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Leju earnings call.”

A replay of the conference call may be accessed by phone at the following number until September 1, 2015:

U.S./International:	+1-866-846-0868
Hong Kong:	+ 800-966-697
Mainland China:	+ 400-184-2240
Passcode:	9929582

Additionally, a live and archived webcast will be available at http://ir.leju.com.

About Leju

Leju Holdings Limited (“Leju”) (NYSE: LEJU) is a leading online-to-offline, or O2O, real estate services provider in China, offering real estate e-commerce, online advertising and online listing services. Leju’s integrated online platform comprises various mobile applications along with local websites covering more than 260 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company’s own websites, Leju operates the real estate and home furnishing websites of leading internet companies such as SINA Corporation and Baidu Inc., and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Leju may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Leju’s beliefs and expectations, are forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements. Such factors include, but are not limited to, fluctuations in China’s real estate market; the highly regulated nature of, and government measures affecting, the real estate and internet industries in China; Leju’s ability to compete successfully against current and future competitors; its ability to continue to develop and expand its content, service offerings and features, and to develop or incorporate the technologies that support them; its limited operating history and lack of experience as a stand-alone public company, given its recent carve-out from E-House and prior reliance on E-House for various corporate services; its reliance on SINA, Baidu and others with which it has developed, or may develop in the future, strategic partnerships; substantial revenue contribution from a limited number of real estate markets; complexities resulting from its ongoing relationships with E-House, due to E-House’s controlling interest in Leju; and relevant government policies and regulations relating to the corporate structure, business and industry of Leju. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Leju’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Leju believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense, and amortization of intangible assets resulting from business acquisitions, which may not be indicative of Leju’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to Leju’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions may continue to exist in Leju’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables provide more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

Ms. Melody Liu

Leju Holdings Limited

Phone: +86 (10) 5895-1062

E-mail: ir@leju.com

Mr. Derek Mitchell

Ogilvy Financial

In the U.S.: +1 (646) 867-1888

In China: +86 (10) 8520-6139

E-mail: leju@ogilvy.com

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,	June 30,
	2014	2015
ASSETS
Current assets
Cash and cash equivalents	317,811	263,348
Accounts receivable, net	119,742	121,679
Deferred tax assets, net	29,858	29,884
Prepaid expenses and other current assets	13,355	22,879
Customer deposits	—	17,804
Amounts due from related parties	1	9
Total current assets	480,767	455,603
Property and equipment, net	7,159	6,910
Intangible assets, net	105,419	105,126
Investment in affiliates	273	118
Goodwill	40,563	40,575
Other non-current assets	4,085	3,029
Total assets	638,266	611,361

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	371	441
Accrued payroll and welfare expenses	48,007	43,915
Income tax payable	57,246	54,167
Other tax payable	27,805	29,480
Amounts due to related parties	5,289	6,969
Advance from customers and deferred revenue	5,054	5,905
Liability for exclusive rights, current	—	8,179
Accrued marketing and advertising expenses	19,270	10,371
Consideration payable of acquiring non-controlling interest	25,646	16,601
Other current liabilities	8,612	8,343
Total current liabilities	197,300	184,371
Deferred tax liabilities	26,042	26,065
Total liabilities	223,342	210,436
Equity
Ordinary shares ($0.001 par value): 500,000,000 shares authorized, 134,015,621 and 134,656,156 shares issued and outstanding, as of December 31, 2014 and June 30, 2015, respectively	134	135
Additional paid-in capital	788,247	767,822
Accumulated deficit	(377,876)	(371,905)
Subscription receivables	(689)	—
Accumulated other comprehensive income	5,030	5,146
Total Leju equity	414,846	401,198
Non-controlling interests	78	(273)
Total equity	414,924	400,925
TOTAL LIABILITIES AND EQUITY	638,266	611,361

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2015	2014	2015

Revenues
E-commerce	68,311	117,363	118,032	184,419
Online advertising services	44,814	35,244	69,416	57,786
Listing services	4,238	5,199	8,456	9,032
Total revenues	117,363	157,806	195,904	251,237
Cost of revenues	(11,726)	(15,662)	(23,862)	(30,526)
Selling, general and administrative expenses	(88,485)	(127,457)	(152,952)	(213,736)
Other operating income	1,356	287	1,378	511
Income from operations	18,508	14,974	20,468	7,486
Interest income	216	254	429	643
Other income (expenses), net	77	(38)	63	141
Income before taxes and equity in affiliates	18,801	15,190	20,960	8,270
Income tax expense	(3,102)	(3,484)	(3,458)	(1,943)
Income before equity in affiliates	15,699	11,706	17,502	6,327
Loss from equity in affiliates	(68)	(77)	(114)	(155)
Net income	15,631	11,629	17,388	6,172
Less: net income (loss) attributable to non-controlling interests	260	(217)	(225)	(351)
Net income attributable to Leju shareholders	15,371	11,846	17,613	6,523

Earnings per share:
Basic	0.12	0.09	0.14	0.05
Diluted	0.12	0.09	0.14	0.05
Shares used in computation:
Basic	130,126,703	134,574,518	125,063,352	134,341,261
Diluted	133,029,471	136,996,405	127,453,210	136,942,190

Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.1136 on June 30, 2015 and USD1 = RMB6.1223 for the three months ended June 30, 2015

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2015	2014	2015

Net income	15,631	11,629	17,388	6,172
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustment	161	594	(654)	117

Comprehensive income	15,792	12,223	16,734	6,289

Less: Comprehensive income (loss) attributable to non-controlling interest	249	(214)	(335)	(351)

Comprehensive income attributable to Leju shareholders	15,543	12,437	17,069	6,640

LEJU HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2015	2014	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP income from operations	18,508	14,974	20,468	7,486
Share-based compensation expense	2,361	2,879	4,038	6,834
Amortization of intangible assets resulting from business acquisitions	3,272	3,164	8,021	6,339
Non-GAAP income from operations	24,141	21,017	32,527	20,659

GAAP net income	15,631	11,629	17,388	6,172
Share-based compensation expense (net of tax)	2,361	2,879	4,038	6,834
Amortization of intangible assets resulting from business acquisitions (net of tax)	2,762	2,373	6,550	4,754
Non-GAAP net income	20,754	16,881	27,976	17,760

Net income attributable to Leju shareholders	15,371	11,846	17,613	6,523
Share-based compensation expense (net of tax and non-controlling interests)	2,361	2,879	4,038	6,834
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	2,732	2,373	6,464	4,754
Non-GAAP net income attributable to Leju shareholders	20,464	17,098	28,115	18,111

GAAP net income per ADS — basic	0.12	0.09	0.14	0.05

GAAP net income per ADS — diluted	0.12	0.09	0.14	0.05

Non-GAAP net income per ADS — basic	0.16	0.13	0.22	0.13

Non-GAAP net income per ADS — diluted	0.15	0.12	0.22	0.13

Shares used in calculating basic GAAP / non-GAAP net income attributable to shareholders per ADS	130,126,703	134,574,518	125,063,352	134,341,261

Shares used in calculating diluted GAAP / non-GAAP net income attributable to shareholders per ADS	133,029,471	136,996,405	127,453,210	136,942,190

LEJU HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2015	2014	2015

Operating data for e-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	89,524	94,489	137,964	135,254
Number of discount coupons redeemed (number of transactions)	49,724	52,413	83,596	84,524